February 1, 2006


Roger Molham, President
American Water Star, Inc.
4545 S. Cameron St., Suite A
Las Vegas, NV 89103

Dear Roger:

Effective immediately, I hereby tender my resignation as Outside Independent Director, Chairman of the Audit Committee, and as a member of the Compensation Committee and Nominating and Corporate Governance Committee.

This resignation is not due to any disagreement with the Company.

Sincerely,


/s/ Arthur De Joya
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Arthur De Joya